Q4 2025 EARNINGS CONFERENCE CALL

February 12, 2026

FORTIS INC.



FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast Capital Expenditures for 2026-2030; forecast Rate Base for 2026-2030 and forecast five-year Rate Base CAGR on a consolidated basis; expected nature, timing and benefits of additional opportunities to expand and extend growth beyond the Capital Plan, including ITC's investments associated with customer connections and the MISO LRTP, UNS Energy's investments associated with transmission, retail load growth and integrated resource plans, and FortisBC's investments associated with Tilbury LNG storage expansion, regional transmission, and customer and load growth investments; expected nature, timing, benefits and costs associated with TEP's energy supply agreement with a customer to support a planned data center in TEP's service territory, the outcome of negotiations for potential additional capacity at a second site, and estimated new generation and transmission associated therewith; annual dividend growth guidance through 2030; expected sources of funding for the 2026-2030 Capital Plan, including the sources of common equity; the expectation to average 12.4% for the S&P FFO to debt metric and average 5.9x for the Fitch FFO leverage metric through 2030; expected timing, outcome and impact of legal and regulatory proceedings; the expectation that long-term growth in Rate Base will drive earnings that support dividend growth guidance; forecast Capital Expenditures for 2026-2030 by business unit; the nature, timing, benefits and costs of certain Major Capital Projects, including ITC's investments associated with MISO LRTP Tranches 1 and 2.1 and Big Cedar Load Expansion, TEP Transmission Project, Springerville Natural Gas Conversion, Black Mountain Gas Generation, Vail-to-Tortolita Transmission Project, Tilbury LNG Storage Expansion, AMI Project, Tilbury 1B Project and Eagle Mountain Pipeline Project; forecast Rate Base for 2026-2030 and forecast five-year Rate Base CAGR to 2030 by business unit; the expectation of having a coal-free generation mix by 2032; the 2050 GHG emissions net-zero target; and forecast debt maturities for 2026-2035.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; reasonable legal and regulatory decisions and the expectation of regulatory stability; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy policies, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this presentation. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated five-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.35 for 2026-2030.



David Hutchens

President and Chief Executive Officer, Fortis Inc.



Jocelyn Perry

EVP and Chief Financial Officer, Fortis Inc.

FORTIS INC.

BUSINESS HIGHLIGHTS

Executed Regulated Growth Strategy in 2025

- Delivered Top Quartile
  Safety & Reliability
- **52 Consecutive Years**
  of Increases in Dividends Paid
- **Capital Expenditures of $5.6B**
  Supporting **7% Rate Base Growth**
  on a constant foreign exchange basis
- **Ranked #1 in Governance**
  By the Globe and Mail Board Games
- Another Solid Year of Growth with
  Adjusted EPS of $3.53
- Released
  2026 Climate Resiliency Report



CONTINUED FOCUS ON SAFE, RELIABLE & AFFORDABLE SERVICE

All-Injury Frequency Rate(1)



1.83
1.30
2021
2022
2023
2024
2025
Fortis
USA Bureau of Labor Statistics (2021-2024 Average)
Electricity Canada (2021-2024 Average)

Average Electricity Customer Outage Duration (Hours)



2.3
3.8
2.0
4.3
2.0
4.2
1.9
4.3
1.9
2021
2022
2023
2024
2025
Fortis(2)
Electricity Canada and U.S. Energy Information Administration Average

Affordability Initiatives

- Preventative maintenance and innovative practices to reduce costs
  - Grid-enhancing technologies
  - Using AI for vegetation management and inspections
- Prioritization of capital investment based on operational needs and associated rate impact
- Utilization of available tax credits
- Energy transition investments generating fuel savings
- Implementation of efficiency programs
- Relationships with partners to maximize value for customers
- Rate design and providing low-income and bill assistance programs to customers where available

(1) All injury frequency rate = (# injuries x 200,000) / hours worked.
(2) Based on weighted average of Fortis' customer count in each jurisdiction.

TOTAL SHAREHOLDER RETURNS

Cumulative 20-Year Total Shareholder Return


FORTIS
517%
406%
309%
2005
2010
2015
2020
2025
Fortis
S&P/TSX Composite Index
S&P/TSX Capped Utilities Index

Average Annual Total Shareholder Returns

1-Year	23.9%
5-Year	10.7%
10-Year	10.8%
20-Year	9.5%

Note: Cumulative and average annual total shareholder returns reflect period ended December 31, 2025.

HIGHLY EXECUTABLE FIVE-YEAR CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF 7%



Capital Plan
By Asset Type
5-Year
Capital Plan
$28.8B
2026-2030
Transmission
46%
Distribution
31%
Generation
7%
Renewable
Gas/LNG
5%
Other (1)
11%



Consolidated
Rate Base
↑ $16B or
7% CAGR
$42.4B
$57.9B
2025A
2030F
Independent Electric Transmission (ITC)
U.S. Electric & Gas
Canadian & Caribbean Electric & Gas



Note: Reflects a USD:CAD exchange rate of 1.35 for the 2026-2030 Capital Plan. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Largely related to information technology and facility investments.

ABOVE AND BEYOND THE PLAN

2026-2030 Opportunities to Expand Growth

ITC
- Customer Connections

UNS Energy
- TEP Retail Load Growth (e.g., data centers and other large load)

FortisBC
- Tilbury LNG Storage Expansion Upside
- Tilbury LNG Expansion

2031-2035 Opportunities to Extend Growth

ITC
- LRTP Tranche 2.1
- LRTP Tranche 2.1 Competitively Bid Projects
- Customer Connections
- Future MISO LRTP Projects

UNS Energy
- Additional Retail Load Growth
- Integrated Resource Plan Investments
- Transmission Investments

FortisBC
- Tilbury LNG Expansion
- Regional Transmission
- Customer & Load Growth Investments



Newfoundland & Labrador
Prince Edward Island
British Columbia
Alberta
Ontario
Wisconsin
Minnesota
Michigan
New York
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Cayman Islands

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

4%
Dividend Increase in 2025

52 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2030



73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 25



FOURTH QUARTER RESULTS

Reported EPS



$0.79
$0.83
Q4 2024
Q4 2025

Adjusted EPS



$0.83
$0.90
Q4 2024
Q4 2025

Q4 Adjusted EPS Drivers

- ⬆ Rate base growth
- ⬆ Impact of foreign exchange
- ⬇ Regulatory lag and milder weather at UNS Energy
- ⬇ Higher holding company finance costs
- ⬇ Lower earnings due to asset dispositions

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 20 for the Non-U.S. GAAP reconciliation.



ANNUAL RESULTS



2025 Adjusted EPS ↑ $0.25
$0.04
$0.13
$3.24
$3.28
$3.40
$3.53
2024 Actual Basic EPS
Oct. 2024 MISO Base ROE Decision (1)
2024 Adjusted Basic EPS
2025 Actual Basic EPS
Dispositions (2)
2025 Adjusted Basic EPS



Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 20 for the Non-U.S. GAAP reconciliation.

(1) Represents the prior period impact of FERC's October 2024 MISO base ROE decision, net of income tax recovery of $7M, included in the ITC segment.

(2) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. For 2025, the adjustment represents the total loss on each of the dispositions, inclusive of income tax expense of $31M, included in the Corporate and Other Segment.

2025 ANNUAL ADJUSTED EPS DRIVERS



$3.28
$0.10
$0.08
$0.04
$0.01
$0.08
($0.06)
$3.53
2025 Adjusted EPS ⬆ $0.25 compared to 2024
2024 Adjusted Basic EPS
Western Canadian Electric & Gas(1)
U.S. Electric & Gas(2)
U.S. Transmission (ITC)
Corporate & Other
Foreign Exchange(3)
Weighted Average Shares
2025 Adjusted Basic EPS

Note: Adjusted EPS is a Non-U.S. GAAP financial measure. Refer to Slide 20 for the Non-U.S. GAAP reconciliation.

(1) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(2) Includes UNS Energy and Central Hudson.
(3) Reflects average U.S. dollar-to-Canadian dollar exchange rate of 1.40 in 2025 compared to 1.37 in 2024, and the revaluation of U.S. dollar denominated short-term liabilities.

THREE-YEAR LOOKBACK



Rate Base
6.5% CAGR(1)
$34.1B
$37.0B
$39.0B
$42.4B
2022
2023
2024
2025



Adjusted EPS &
Adjusted Dividend Payout Ratio
6.5% EPS CAGR(1)
$2.78
$3.09
$3.28
$3.53
78.1%
73.9%
72.7%
70.4%
2022
2023
2024
2025
Adjusted EPS
Adjusted Dividend Payout Ratio

Note: Adjusted EPS and Adjusted Dividend Payout Ratio are Non-U.S. GAAP financial measures. Adjusted Dividend Payout Ratio calculated using annual dividends paid per common share divided by annual Adjusted EPS. Refer to Slide 20 for the Non-U.S. GAAP reconciliation.

(1) 2022-2025 CAGR for rate base and adjusted EPS calculated based on a constant foreign exchange rate. Rate base CAGR adjusted for disposition of FortisTCI.

LIQUIDITY & FUNDING


Raised $2.7B in
Long-Term Debt in 2025

Credit Facilities


$6.3B
$5.8B(1)
$2.4B
$3.9B
$2.1B
$3.7B
Dec. 31, 2024
Dec. 31, 2025
Unutilized
Utilized

Balanced Approach To Funding Growth


Cash from Operations(2) 59%
5-Year Capital Plan
$28.8B
2026-2030
Equity 11%(3)
Net Debt(4) 30%

(1) In September 2025, the Corporation fully repaid its unsecured US$250M non-revolving term credit facility.
(2) Non-U.S. GAAP financial measure. Reflects cash from operating activities net of dividends and including customer contributions.
(3) Reflects common shares issued under the Corporation's dividend reinvestment and employee share purchase plans. $500M ATM available for flexibility as needed.
(4) Net debt reflects regulated and non-regulated debt issuances, net of repayments.

INVESTMENT-GRADE CREDIT RATINGS

S&P FFO/Debt



>12.0%
11.6%
12.4%
2025(1)
2026-2030F Avg.

Fitch FFO Leverage



<6.2x
6.2x
5.9x
2025(1)
2026-2030F Avg.

Rating Agency Threshold

Credit Ratings & Outlooks

S&P Global	FitchRatings	MORNINGSTAR DBRS
A-[2]	BBB+	A (low)
Stable	Stable	Stable

Key Credit Strengths

- Strong business risk profile
- Geographic and regulatory diversity
- 100% regulated – stable and predictable cash flows
- Constructive regulatory frameworks

(1) On a constant foreign exchange basis with year-end U.S. dollar-denominated debt adjusted to reflect the average annual foreign exchange rate, S&P FFO/Debt metric and Fitch FFO Leverage were 11.5% and 6.3x, respectively.
(2) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

UNS Energy Corporation
A Fortis Company

UNS Gas General Rate Application

- In January 2026, an ACC ALJ issued a ROO, recommending an allowed ROE at 9.57% and a 56% common equity component of capital structure
- The ALJ also supported an annual formulaic rate adjustment mechanism, however, the ROO included a range of +/- 40 bps around the allowed return and other modifications to the formula
- UNS Gas filed exceptions to the ROO and the application remains subject to ACC approval which is anticipated in Q1 2026

TEP General Rate Application

- In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026
- The application includes a proposal to phase-out or eliminate certain adjustor mechanisms and requests an annual formulaic rate adjustment mechanism
- In February 2026, ACC Staff filed testimony recommending an allowed ROE at 9.75% and a 55% common equity component of capital structure
- ACC Staff rate design testimony including the formula, will be filed in Q1 2026 and hearings are expected to commence in Q2 2026



WHY INVEST IN FORTIS?

Focused on Executing and Providing **Safe, Reliable & Affordable Service**

Sustainable Growth

- Strong Rate Base Growth
- Robust Transmission Pipeline
- Transparent Funding Plan
- Investments to Strengthen Resiliency
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings

Low Risk

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- 100% Regulated Utilities
- Primarily Transmission & Distribution Assets




Expected Earnings Release Dates
Q1 2026 – May 6, 2026
FORTIS INC.

APPENDIX



NON-U.S. GAAP RECONCILIATION

($MILLIONS, EXCEPT AS INDICATED)	Q4 2025	Q4 2024	VARIANCE	2025	2024	VARIANCE
Adjusted Common Equity Earnings, Adjusted Basis EPS and Adjusted Payout Ratio						
Common Equity Earnings	422	396	26	1,714	1,606	108
Adjusting items:						
Dispositions[(1)]	31	-	31	63	-	63
October 2024 MISO base ROE decision[(2)]	-	20	(20)	-	20	(20)
Adjusted Common Equity Earnings	**453**	**416**	**37**	**1,777**	**1,626**	**151**
Adjusted Basic EPS[(3)] ($)	**$0.90**	**$0.83**	**$0.07**	**$3.53**	**$3.28**	**$0.25**
Adjusted Payout Ratio[(4)] (%)	**-**	**-**	**-**	**70.4**	**72.7**	**(2.3)**
Capital Expenditures						
Additions to property, plant and equipment	1,618	1,629	(11)	5,942	5,012	930
Additions to intangible assets	76	64	12	292	206	86
Adjusting items:						
Eagle Mountain Pipeline Project[(5)]	(251)	-	(251)	(620)	-	(620)
Wataynikaneyap Transmission Power Project[(6)]	-	-	-	-	29	(29)
Capital Expenditures	**1,443**	**1,693**	**(250)**	**5,614**	**5,247**	**367**

(1) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. For Q4 2025, the adjustment represents the loss on the disposition of the investments in Belize, inclusive of income tax expense of $5M. For 2025, the adjustment represents the total loss on each of the dispositions, inclusive of income tax expense of $31M, included in the Corporate and Other Segment
(2) Represents the prior period impact of FERC's October 2024 MISO base ROE decision, net of income tax recovery of $7M, included in the ITC segment
(3) Calculated using Adjusted Common Equity Earnings divided by weighted average common shares of 506.4M for Q4 2025 and 503.5M for Annual 2025 (Q4 2024 – 498.2M and Annual 2024 – 495.0M)
(4) Calculated using dividends paid per common share of $2.49 in 2025 (2024 – $2.39) divided by Adjusted Basic EPS
(5) Represents CIACs received for the Eagle Mountain Pipeline project, included in the FortisBC Energy segment
(6) Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project, included in the Other Electric segment. Construction was completed in Q2 2024

FOURTH QUARTER RESULTS BY SEGMENT

Fourth Quarter Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q4 2025	ADJUSTMENT	ADJUSTED Q4 2025[1]	Q4 2024	ADJUSTMENT	ADJUSTED Q4 2024[1]	VARIANCE
Independent Electric Transmission							
ITC	150	-	150	127	20	147	3
U.S. Electric & Gas							
UNS Energy	43	-	43	52	-	52	(9)
Central Hudson	70	-	70	66	-	66	4
	113	-	113	118	-	118	(5)
Canadian & Caribbean Electric & Gas							
FortisBC Energy	134	-	134	120	-	120	14
FortisAlberta	50	-	50	42	-	42	8
FortisBC Electric	18	-	18	18	-	18	-
Other Electric	38	-	38	52	-	52	(14)
	240	-	240	232	-	232	8
Corporate and Other	(81)	31	(50)	(81)	-	(81)	31
Common Equity Earnings	**422**	**31**	**453**	**396**	**20**	**416**	**37**
Weighted Average Shares (# millions)	506.4	-	506.4	498.2	-	498.2	8.2
EPS	**$0.83**	**$0.07**	**$0.90**	**$0.79**	**$0.04**	**$0.83**	**$0.07**

(1) Non-U.S. GAAP financial measure. Refer to Slide 20 for the Non-U.S. GAAP reconciliation.

ANNUAL RESULTS BY SEGMENT

Annual Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	2025	ADJUSTMENT	ADJUSTED 2025[1]	2024	ADJUSTMENT	ADJUSTED 2024[1]	VARIANCE
Independent Electric Transmission							
ITC	592	-	592	542	20	562	30
U.S. Electric & Gas							
UNS Energy	437	-	437	448	-	448	(11)
Central Hudson	191	-	191	128	-	128	63
	628	-	628	576	-	576	52
Canadian & Caribbean Electric & Gas							
FortisBC Energy	336	-	336	293	-	293	43
FortisAlberta	182	-	182	181	-	181	1
FortisBC Electric	75	-	75	72	-	72	3
Other Electric	167	-	167	163	-	163	4
	760	-	760	709	-	709	51
Corporate and Other	(266)	63	(203)	(221)	-	(221)	18
Common Equity Earnings	**1,714**	**63**	**1,777**	**1,606**	**20**	**1,626**	**151**
Weighted Average Shares (# millions)	503.5	-	503.5	495.0	-	495.0	8.5
EPS	**$3.40**	**$0.13**	**$3.53**	**$3.24**	**$0.04**	**$3.28**	**$0.25**

(1) Non-U.S. GAAP financial measure. Refer to Slide 20 for the Non-U.S. GAAP reconciliation.

2026-2030 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2026F	2027F	2028F	2029F	2030F	2026-2030 TOTAL
Independent Electric Transmission						
ITC	1,874	1,898	2,008	2,083	1,980	9,843
U.S. Electric & Gas						
UNS Energy	1,281	1,014	940	1,413	983	5,631
Central Hudson	466	438	509	551	573	2,537
Total U.S. Electric & Gas	1,747	1,452	1,449	1,964	1,556	8,168
Canadian & Caribbean Electric & Gas						
FortisBC Energy	712	1,134	753	637	580	3,816
FortisAlberta	614	665	716	763	721	3,479
FortisBC Electric	207	244	227	230	220	1,128
Other Electric	462	475	506	528	433	2,404
Total Canadian & Caribbean Electric & Gas	1,995	2,518	2,202	2,158	1,954	10,827
Total Capital Plan	**5,616**	**5,868**	**5,659**	**6,205**	**5,490**	**28,838**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35.

MAJOR CAPITAL PROJECTS

($ Millions)	2025A	2026-2030F	Expected Completion Date
ITC			
MISO LRTP Tranche 1[(1)]	173	1,812	2030
MISO LRTP Tranche 2.1[(2)]	8	529	Post-2030
Big Cedar Load Expansion	172	394	2028
UNS Energy			
TEP Transmission Project	-	608	2029
Springerville Natural-Gas Conversion	-	238	2030
Black Mountain Gas Generation	58	339	2028
Vail-to-Tortolita Transmission Project	144	147	2027
FortisBC Energy			
Tilbury LNG Storage Expansion	5	627	Post-2030
AMI Project	136	570	2028
Tilbury 1B Project	12	342	2030
Eagle Mountain Pipeline Project[(3)]	14	274	2027


Major Capital Projects 21%
$28.8B
Capital Plan
2026-2030
Base Utility Capex
(Smaller Projects)
79%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of US$1.3B for Tranche 1 for the forecast period 2026-2030.
(2) Includes capital expenditures of US$400M for Tranche 2.1 for the forecast period 2026-2030. US$3.3B – US$3.8B expected beyond 2030 and excludes projects subject to a competitive bidding process.
(3) Net of customer contributions.

2025-2030 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS)	2025A	2026F	2027F	2028F	2029F	2030F	5-YEAR CAGR TO 2030
Independent Electric Transmission							
ITC[1]	13.9	14.6	15.9	17.1	18.4	19.8	8.1%
U.S. Electric & Gas							
UNS Energy	8.4	8.9	9.6	10.2	11.0	11.5	7.2%
Central Hudson	3.7	4.0	4.2	4.4	4.7	5.0	6.6%
Total U.S. Electric & Gas	12.1	12.9	13.8	14.6	15.7	16.5	7.0%
Canadian & Caribbean Electric & Gas							
FortisBC Energy	6.5	6.8	7.4	8.2	8.4	8.8	6.4%
FortisAlberta	4.7	4.8	5.1	5.4	5.7	5.9	4.9%
FortisBC Electric	1.8	1.9	2.0	2.1	2.2	2.3	5.3%
Other Electric	3.4	3.7	3.9	4.2	4.4	4.6	6.2%
Total Canadian & Caribbean Electric & Gas	16.4	17.2	18.4	19.9	20.7	21.6	5.8%
Total Rate Base Forecast	**42.4**	**44.7**	**48.1**	**51.6**	**54.8**	**57.9**	**7.0%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.35 for 2026-2030 Capital Plan
- 65% of regulated earnings[(1)]/ 65% of capital plan in USD at U.S. & Caribbean Utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $700M
  - EPS: $0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)[(2)]
- US$1.5B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- US$400M cross-currency interest rate swaps
- Interest rate swap contracts at ITC[(3)]

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.040	$0.035
UNS Energy	$0.025	$0.020
FortisBC	$0.020	$0.020
Central Hudson	$0.010	$0.010
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2025. Excludes Net Expenses of Corporate and Other segment.
(2) As of December 31, 2025, the contracts had a combined notional value of US$448M.
(3) As of December 31, 2025, the contracts had a combined notional value of US$755M.

OTHER ONGOING REGULATORY PROCEEDINGS

ITC

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO ROE incentive adder for transmission owners that have been RTO members for longer than three years; the timing and outcome of this proceeding are unknown

FORTIS ALBERTA

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; in March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026 and a decision is expected in Q3 2026

OUR SUSTAINABILITY STRATEGY
GROUNDED IN BUSINESS FUNDAMENTALS



SUSTAINABILITY PRIORITIES

Integrating climate risk with business planning

NEW – 2026 Climate Resiliency Report

- Utilities completed enhanced, location-specific climate risk and vulnerability assessments grounded in climate scenario analysis and external expertise

Reducing emissions and delivering cleaner energy

- Achieved a 38% reduction in scope 1 emissions (2019-2025)
- Committed to a coal-free generation mix by 2032
- Advancing towards net-zero emissions by 2050
- The GHG intensity of delivered energy has

Strengthening governance foundations and partnering with local communities

- A governance model grounded in local leadership and independence
- Executive compensation linked to climate and sustainability initiatives
- 50% of Fortis b

[redacted]

2025 SALES TRENDS

	CHANGE IN RETAIL ENERGY SALES	2025 vs. 2024 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load up 2% primarily due to warmer weather
UNS [1] UNS Energy Corporation A Fortis Company	-1%	• Residential sales down 3% mainly due to milder weather; C&I sales flat; Absent weather impacts, retail sales up 1%
People. Power. Possibilities. Central Hudson A FORTIS COMPANY	+1%	• Residential sales up 4% mainly due to colder weather; C&I sales down 2% due to lower average consumption by industrial customers
FORTIS BC	-1%	• Decrease in gas sales due lower average consumption by transportation and residential customers, partially offset by higher average consumption by industrial customers; decrease in residential gas sales mainly due to milder weather in Q4 2025
	+3%	• Increase in electricity sales due to higher average consumption by C&I customers, partially offset by lower average consumption by residential customers due to milder weather in H2 2025
FORTIS ALBERTA	+1%	• Residential sales up 1% mainly due to warmer weather in Q2 2025; C&I sales up 1% due to higher average consumption by industrial customers, reflecting activity in the energy sector, and customer additions
Other Electric	-	• Eastern Canadian residential and C&I sales each up 1%; Caribbean sales down due to the disposition of FortisTCI



(1) Excludes wholesale sales at UNS Energy.

LONG-TERM DEBT MATURITIES


10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
Non-Regulated[(1)]
Regulated

Note: U.S. dollar-denominated debt translated at December 31, 2025 USD:CAD closing foreign exchange rate of 1.37.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MORNINGSTAR DBRS	FitchRatings	MOODY'S
Fortis Inc.	A-[1]	A (low)	BBB+	-[2]
ITC Holdings Corp.	A-[1]	-	-	Baa2
ITC Regulated Subsidiaries	A+	-	-	A1
TEP	A-	-	-	A3
Central Hudson	BBB+	-	BBB+	Baa1
FortisBC Energy	-	A	-	A3
FortisBC Electric	-	A (low)	-	Baa1
FortisAlberta	A-	A (low)	-	Baa1
Newfoundland Power	-	A	-	A2


FORTIS
PLACE

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.
(2) In January 2026, Moody's withdrew its ratings for Fortis Inc. at the Corporation's request. The withdrawal does not impact the subsidiary credit ratings.

GLOSSARY

ACC	Arizona Corporation Commission
ALJ	Administrative Law Judge
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
Belize Electricity	Belize Electricity Limited, in which Fortis indirectly held a 33% equity interest which was sold on October 31, 2025
Board	Board of Directors of the Corporation
Caribbean Utilities	Caribbean Utilities Company, Ltd., an indirect approximately 60%-owned (as at December 31, 2025) subsidiary of Fortis, together with its subsidiary
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) ^(1-N) -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. Also includes Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project in 2024. See "Non-U.S. GAAP Financial Measures" in the 2025 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CFO	Cash from operating activities
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
C&I	Commercial & Industrial
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
FFO	Funds from operations
Fitch Ratings	Fitch Ratings Inc.
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBelize	Fortis Belize Limited, an indirect wholly-owned subsidiary of Fortis, sold on October 31, 2025
FortisOntario	FortisOntario Inc., a direct wholly owned subsidiary of Fortis, together with its subsidiaries
FortisTCI	FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary, sold on September 2, 2025

FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance
GHG	greenhouse gas
H2	second half
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/ planning period
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
PBR	performance-based rate-setting
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
ROE	rate of return on common equity
ROO	Recommended Opinion and Order
RTO	regional transmission organization
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company
Total Shareholder Return	Total shareholder return, or TSR. which is a measure of the return to common equity shareholders in the form of share price appreciation and dividends (assuming reinvestment) over a specified time period in relation to the share price at the beginning of the period
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric / UNSE	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
Wataynikaneyap Power	Wataynikaneyap Power Limited Partnership, in which Fortis indirectly holds a 39% equity interest